Adam Wheeler

NORTH ATLANTIC NATURAL RESOURCES AB

TECHNICAL REPORT ON THE
STORLIDEN MINE,
SWEDEN

FEBRUARY, 2005

Adam Wheeler, C Eng, Eur Ing
Consulting Mining Engineer

March 4th, 2005

Adam Wheeler

i

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16. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	29
16.1 GENERAL	29
16.2 RESOURCE MODELLING METHOD	30
16.3 RESOURCE INTERPRETATION	30
16.4 GEOSTATISTICAL ANALYSIS	32
16.5 GEOLOGICAL MODELLING	35
16.6 GRADE INTERPOLATION	36
16.7 HARDNESS	37
16.8 NSR CALCULATION	38
16.9 MINING METHODS	40
16.10 STOPE DESIGN AND EVALUATION	41

17. OTHER RELEVANT DATA AND INFORMATION	46
17.1 BACKGROUND	46
17.2 ENVIRONMENTAL STUDIES	50

18. INTERPRETATION AND CONCLUSIONS	51

19. REFERENCES	52

20. DATE AND SIGNATURE PAGE	53

CERTIFICATES	54

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List Of Tables

Page
Table 10-1 Summary of Storliden Diamond Drilling	22
Table 13-1 Results of Repeat and Check Assaying, 1998 and 2001	24
Table 16-1 Storliden Mine – Proven and Probable Mineral Reserves	29
Table 16-2 Storliden Mine – Measured and Indicated Mineral Resources	29
Table 16-3 Storliden Mine – Inferred Mineral Resources	29
Table 16-4 Statistical Summary of Selected Samples	33
Table 16-5 Outlier Capping	34
Table 16-6 Model Prototype	35
Table 16-7 Rock Densities	35
Table 16-8 Interpolation Parameters	37
Table 16-9 Hardness Modelling Parameters	37
Table 16-10 Derivation of NSR Factors	39
Table 16-11 Mining Factors	43
Table 16-12 Storliden 2005 Mineral Reserves, at December 31, 2004	44
Table 16-13 Stope Evaluation Summary	45
Table 16-14 Storliden 2005 Mineral Resources, at December 31, 2004	46
Table 18-1 2004 Reconciliation Results	51
Table 18-2 Production Summary	51

List of Figures
Page

Figure 3-1 Storliden Mine – Site Map and Local Infrastructure	7
Figure 4-1 Location Map (after Strathcona)	9
Figure 4-2 Malå – Storliden Area (after Strathcona)	10
Figure 6-1 Storliden Mine – Regional Geology (after Strathcona)	14
Figure 6-2 Storliden Ore Body – Plan View (after Strathcona)	15
Figure 6-3 Storliden Cross Section 20100 Y – Looking Grid West	17
Figure 6-4 Storliden Cross Section 20200 Y – Looking Grid West	18
Figure 6-5 Storliden Cross Section 20250 Y – Looking Grid West	19
Figure 13-1 Selected Comparisons of Check Assaying Results, 1998 and 2001	25
Figure 15-1 Storliden Flowsheet (after Strathcona)	28
Figure 17-1 Storliden Orebody Mine Development Plan	47
Figure 17-2 Stoped Material – 2004 and Previously	48
Figure 17-3 Remaining Ore	49

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1. SUMMARY

Adam Wheeler was retained by North Atlantic Natural Resources AB (NAN) to provide an independent technical report on the mineral resources and reserves at the Storliden mine. These mineral resources and reserves were estimated by Adam Wheeler as of December 31, 2004. The Storliden mine was visited several times by Adam Wheeler during 2004.

Adam Wheeler completed an initial resource and reserve estimation study during January and February, 2004. One of the principal results of this work was a computerized geological block model. Most of this work was completed at the NAN offices in Mala, with assistance from both NAN and Boliden technical personnel. For the development of the corresponding life-of-mine planning study, used in the calculation of reserves, Adam Wheeler was also assisted by Dr. R. Dowdell (C.Eng), an independent mining consultant. Recent survey data from the Boliden operators, pertaining to 31st December, 2004, was then used by Adam Wheeler for the current resource and reserve evaluation. A reconciliation exercise was also completed for the material mined during 2004.

The Storliden mine is located in northern Sweden, commenced production in April, 2002 and remains in operation today. Storliden is owned by NAN. NAN's shares are listed on the Stockholm Stock Exchange. On Dec 31st, 2004, the Lundin Mining Corporation acquired Boliden's interest in NAN, and subsequently Lundin has made the same offer to all outstanding shareholders. Boliden has remained the mine operator, and is also providing milling services for the Storliden ore at its concentrator located near the town of Boliden, some 90 kilometres from Storliden.

The Storliden deposit was discovered by NAN in 1997 during follow-up of a regional airborne geophysical survey. Several phases of drilling, including a substantial in-fill program, had outlined and defined the deposit through the year 2000. At that time Micon completed a pre-feasibility study and a production decision was made. Further in-fill and definition drilling was conducted in 2001 while initial mine development commenced.

Despite its extreme northern location the Storliden area is blessed with a relatively mild climate, due to the Gulf Stream, and good regional infrastructure. The deposit can be accessed by paved secondary highway, with only the last one kilometre being a newly-built gravel road. The deposit is relatively shallow, lying approximately 200m below surface at the deepest part.

Storliden is located in the Skellefte greenstone belt in northern Sweden that has produced a number of important mineral deposits and has an uninterrupted mining history dating back to the 1920s. While the mineral deposits of the Proterozoic greenstone belt are intimately related to early, dominantly felsic extrusive rocks that form a number of independent volcanic centres throughout the belt, they were generally formed by subsea-floor replacement into porous mass flow volcaniclastics, rather than by exhalation onto

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the sea floor at the time. As a result, they are generally underlain, and often surrounded by, alteration haloes that tend to be larger than their counterparts in the Canadian Shield.

The Storliden deposit is a good example of this mode of formation, being mantled by a large and complex alteration package that cross-cuts the surrounding, essentially flat lying volcaniclastic sediments which subcrop just below the glacial overburden and epiclastic sediments. The deposit itself has a strike length of nearly 400 metres, reaches a width of 100 metres and attains a thickness of up to 40 metres.

The mineralization of economic interest consists of generally coarse grained sulphides. The dominant sulphide minerals are pyrrhotite, sphalerite, and chalcopyrite, with rare arsenopyrite, pyrite, galena and cubanite. Most of the economic mineralization at Storliden is in the form of massive sulphides that carry around 25% calcite. Disseminated sulphides occur in some of the alteration facies in direct contact with the massive sulphides, particularly in a silicified zone enveloping the massive sulphides, and in amphibole-altered footwall rocks. The mineral assemblages in the unaltered host rocks as in the alteration products have adjusted to the metamorphic conditions of the lower amphibolite facies.

The Storliden mineralization is continuous along its northwesterly strike but has been subdivided into four parts with differing geometric attributes. The upper and lower West Zone overlap locally, with the economic mineralization generally from five to ten metres thick, up to 200 metres long and dipping at 10° to 20° to the southwest.  The Central Zone is the compact heart of the deposit with a thickness of up to 40 metres. Only the northern parts of the massive sulphides of the Central Zone carry on into the East Zone.

For the three years of production from 2002, Storliden has produced a total of 752,000 tonnes of ore, with an average grade of 10.1%Zn and 3.6%Cu. This has enabled the production of 128,500 tonnes of zinc concentrate and 86,500 tonnes of copper concentrate. A small amount of gold and silver has also been produced (amounting to 5% of sales revenue), grading 0.6g/tAu and 34g/tAg.

Adam Wheeler estimated the Mineral Resources and Mineral Reserves for Storliden from a database of diamond drillhole information collected by NAN, with input from Boliden and NAN geologists. The deposit has been defined by 583 drill holes. The mineral resource estimate employed a block model created in the Datamine software package. Grade interpolation was performed using the Inverse Power of Distance Squared (ID2) method for the following metals: copper, zinc, gold, silver.

The evaluation was carried out and prepared in compliance with the standards of National Instrument 43-101 ("NI43-101"), as well as according to the guidelines of the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("the CIM Standards"). Previous estimations have classified the Mineral Resources using the Australian JORC Code. The resources and reserves have now been reclassified using CIM standards as required by NI 43-101. The overall Mineral Reserve estimates are shown overleaf.

Storliden Mine – Proven and Probable Mineral Reserves
At 31st December, 2004.

	Tonnes	Zn	Cu	Au	Ag	NSR
	t x 1000%		%	g/t	g/t	SEK/t
Proven	726	10.3	3.6	0.3	25.0	929
Probable	119	8.0	3.2	0.3	24.3	781
Total	844	10.0	3.6	0.3	24.9	908

N.B. In converting Mineral Resource to Mineral Reserves, an effective 400 Swedish kronor cut-off was applied in the development of the life-of-mine plan. Within the planned stoping outlines, additional mining recovery and unplanned dilution factors were applied, with factors varying according to the mining method. The NSR values have been calculated using metal prices of 50c/lb Zn, 113c/lb Cu, $350/oz Au and $5/oz Ag.

Mineral resources are reported in addition to Mineral Reserves. No mining factors, such as dilution or mining recovery, have been applied to the resource figures reported below. Only those resources above a block cut-of of SEK150/t have been evaluated.

Storliden Mine – Measured and Indicated Mineral Resources
At 31st December, 2004.
	Tonnes	Zn	Cu	Au	Ag
	t x 1000%		%	g/t	g/t
Measured	250	3.0	2.3	0.4	30.9
Indicated	110	3.0	2.2	0.5	32.6
Total	360	3.0	2.2	0.4	31.4

Storliden Mine – Inferred Mineral Resources
At 31st December, 2004.
	Tonnes	Zn	Cu	Au	Ag
	t x 1000%		%	g/t	g/t
Inferred	25	2.0	2.3	0.6	44.2

N.B. Mineral Resources evaluated using a block cut-off of 150SEK/t. These resources are additional and external to the Mineral Reserves.

These resources are comprised either of marginal material that was left out of the current stope design as being uneconomic; or material which is currently inaccessible, generally because it is below the lowest bottom-most cut-and-fill lifts, which have already been mined out.

Adam Wheeler acknowledges the cooperation and assistance of the NAN and Boliden employees working at the Storliden mine or the NAN field office in Malå. Additionally Adam Wheeler is grateful to acknowledge the assistance of Micon International Limited and its permission given to extract extensively from the descriptive sections in its previous Technical Reports on Storliden.

Adam Wheeler

2. INTRODUCTION

2.1 INTRODUCTION

The Storliden mine is owned by NAN and its shares are listed on the Stockholm Stock Exchange. The principal shareholder in the company is the Lundin Mining Corporation, holding 74 per cent. The balance is held by the public.

The Storliden mine is located in northern Sweden. It commenced production in April, 2002 and remains in operation.

2.2 TERMS OF REFERENCE

Adam Wheeler was retained by North Atlantic Natural Resources AB (NAN) to provide an independent technical report on the mineral resources and reserves at the Storliden mine, as of December 31, 2004.

This technical report has been prepared for filing pursuant to National Instrument 43-101 and provides information with respect to the exploration activities, mine development, resource estimations, technical studies and economic analyses which have been undertaken by NAN and its consultants on the Storliden mine.

The Qualified Person responsible for the preparation of this report is Adam Wheeler, C. Eng, Eur. Ing, an independent mining consultant. Adam Wheeler completed the majority of the initial geological modelling and reserve evaluation during the first half of 2004. The updated resource and reserve estimation work was completed during February 2005. The work has been completed with assistance from both NAN and Boliden technical personnel. This work also involved numerous visits to the mine itself. For the development of the life-of-mine planning study, used in the calculation of reserves, Adam Wheeler was also assisted by Dr. R. Dowdell (C.Eng), an independent mining consultant.

2.3 SOURCES OF INFORMATION

In conducting this study, Adam Wheeler relied on reports and information prepared by NAN and Boliden AB. Numerous visits were made to the site during 2004, along with inspections of the underground workings.

The information on which this report is based includes:

Descriptions of the regional and local geological setting.

Drilling, sampling and assay data from diamond drill holes located on the property, together with details of data verification procedures.

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Longitudinal and cross-sectional representations of the identified deposit and the geological block model.

Reports prepared by NAN/Boliden and their consultants reviewing the sampling and assaying protocols, and geological interpretations developed.

Previous reports prepared by Micon International Limited (Micon); the most recent covering the resource and reserve evaluations as of December 31st, 2002.

A report prepared by Strathcona Mineral Services Limited entitled, Technical Report on Storliden Copper-Zinc Mine, Skellefte District, Northern Sweden, dated November, 2002.

Adam Wheeler is pleased to acknowledge the helpful cooperation of the management of NAN and of Boliden, all of whom made any and all data requested available and responded openly and helpfully to questions and requests for material. Adam Wheeler acknowledges, also, the kind permission of Micon for the use of and quotations from its report of March, 2003.

2.4 UNITS AND CURRENCY

Metric units are used throughout this report unless noted otherwise. Currency is primarily United States dollars ("US$") and Swedish kronor or crowns ("SEK"). In February 2005, the currency exchange rate was approximately 7.0 SEK per US$. The average exchange rate for 2004 was 7.35 SEK per US$.

2.4 DISCLAIMER

Adam Wheeler has reviewed and analyzed data provided by NAN and its consultants and by Boliden, the operator of the Storliden mine, and has drawn his own conclusions therefrom. Adam Wheeler has not performed any independent exploration work, drilled any holes or carried out any sampling and assaying. Adam Wheeler performed an estimate of the resources and reserves at the Storliden mine, as of December 31, 2004. Adam Wheeler has also drawn upon previous evaluation reports prepared by Micon (2003), as well on a report prepared for South Atlantic by Strathcona Mineral Services Limited (Strathcona), entitled Technical Report on Storliden Copper-Zinc Mine, Skellefte District, Northern Sweden, dated November, 2002 (Thalenhorst, 2002).

In August, 2004, South Atlantic Ventures Ltd. changed its name to the Lundin Mining Corporation.

While exercising all reasonable diligence in checking, confirmation, Adam Wheeler has relied upon the data presented by NAN and Boliden, previous reports on the property by Micon and the report by Strathcona, noted above, in formulating his opinions.

Adam Wheeler

Title to the mineral lands for the Storliden mining operation has not been investigated or confirmed by Adam Wheeler and Adam Wheeler offers no opinion as to the validity of the mineral title claimed. A description of the property, and ownership thereof is provided for general information purposes only.

3. PROPERTY DESCRIPTION AND LOCATION

The Storliden zinc-copper mine is owned by NAN, a Swedish company with shares traded on the Stockholm Stock Exchange. A net smelter royalty of 1.5 per cent on approximately one-third of the mine is held by the French company, Cogema, in respect of its prior ownership of one of the two exploration permits that covered the Storliden property. Payment of the royalty applies when mining takes place in the relevant part of the orebody.

Boliden provided a credit facility for the initial development of the Storliden mine and is the principal contractor and operator.

The Storliden underground mine commenced operations in April, 2002, with a design production rate of 300,000 tonnes per year. Ore is processed at Boliden's Boliden Area Operations (BAO) mill, located approximately 90 kilometres from the mine.

The Storliden deposit is covered by mining license K Nr. 1 (81 hectares) that was promulgated by the Swedish authorities on March 1, 2000. The licence straddles the boundary of two exploration permits, Rävaberget No. 5 in the north, and Storselet No. 1 in the south, part of the larger exploration areas controlled by NAN in the area and as shown in Figure 3-1. The Storselet 1 claim was acquired by NAN from Cogema of France, which had made a decision to withdraw from mineral exploration in Scandinavia but which retains a small royalty interest in production from Storliden. In addition, NAN has purchased the surface rights to an area partly overlapping the mining license to accommodate the necessary surface installations. (Thalenhorst, 2002).

Adam Wheeler

Figure 3-1 Storliden Mine – Site Map and Local Infrastructure
(after Strathcona)

The mining licence expires in 2025.

Mining operations in the Skellefte district date from 1926 with the opening of the original Boliden gold mine which remained in operation until 1967. Currently in operation, in addition to the Storliden mine, are the Kristineberg, Maurliden, Petiknäs and Renström mines of Boliden. The open pit Maurliden mine was brought into production in 2000.

4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY

The accessibility, climate, local resources, infrastructure and physiography descriptions in this report are taken from Thalenhorst, 2002, with the permission of the Lundin Mining Corporation (formerly "South Atlantic") and Strathcona.

The Storliden deposit is located in northern Sweden (Figure 4-1) near the town of Malå in Västerbotten County in Swedish Lappland at 65 11' N and 18 45' E. Malå is located 100 kilometres inland from Skellefteå, the nearest larger population centre, and some 80 kilometres from Lycksele, and is also the northern base of the Geological Survey of Sweden (Sveriges Geologiska Undersökning - SGU). Both Skellefteå and Lycksele are served by daily flights from Stockholm, and a well-maintained road and rail system connects them to the rest of Sweden and to Norway. The deposit itself is accessible to

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within one kilometre by paved road, thence by gravel road constructed for this purpose (Figure 4-2).

The local topography is rolling, with a strong glacial influence that has imparted a southeasterly grain that is apparent in the shape of the lakes and hills. The hill Storliden (liden being the Swedish word for a rounded hill) that gave the deposit its name reaches an elevation of 507 metres, some two hundred metres above the level of the surrounding lakes. The principal land use in the area is forestry, and the Lapplanders or Samis engage in reindeer herding and grazing.

Given its northern location, the climate is surprisingly mild compared to similar latitudes elsewhere, thanks to the influence of the Gulf Stream. For short periods of time, winter temperatures may drop to as low as -30 C, but the median January temperature is closer to -15 C. The snow cover, which reaches on average from 50 to 75 centimetres, extends from mid-November to mid-April, and spring arrives and passes quickly. Summer temperatures are pleasant, with the mean July temperature around +15 C. The precipitation is modest, as the area is located in the lee of the Caledonian mountains to the west. Summer days are long, and in turn winter days are short. Exploration activities can be carried out year-round with the exception of break-up in late April or early May.

Adam Wheeler

Figure 4-1 Location Map (after Strathcona)

Arvidsjaur
Sikfors
Norrbottens län
Langtrask
Onusberg
Pitea
STORLIDEN
Västerbottens län
Mala
Jorn
Byske
Norsjo
Boliden
Kage
Risliden
Skellefteå
Lycksele
Burea
Brattfors
Burtrask
Lillogda
0 25 50
kilometers

Granon
STORLIDEN
Skellefteå
MAP AREA
OSLO
HELSINKI
STOCKHOLM
TALLINN
RIGA
COPENHAGEN
0 250 500
kilometers

NORTH ATLANTIC NATURAL RESOURCES AB

LOCATION MAP

Date: October 2002 /ZI	Figure 5.1

Adam Wheeler

Figure 4-2 Malå – Storliden Area (after Strathcona)

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5. HISTORY

The history descriptions in this report are taken from Thalenhorst, 2002, with the permission of South Atlantic and Strathcona.

NAN acquired a substantial land package in the Skellefte district to which Boliden contributed some of their own claims in 1997. Most of this claim package was covered by an airborne geophysical survey conducted by Geoterrex (electromagnetics - EM, magnetics) in late 1997. What became the Storliden discovery was one of several high-priority electromagnetic anomalies. Initial follow-up by horizontal loop EM gave an anomaly that did not fully reflect the airborne response. Three scout holes encountered sufficient alteration and low-grade mineralization to prompt a second round of ground EM, this time with a deeper-searching transient EM (TEM) system that indicated conductive material at greater depth. Drilling resumed, and drill hole No. 11 discovered the Storliden deposit, returning 31.5 metres of low-grade mineralization with average grades of 0.2% Cu, 1.9% Zn and 14 g/t Ag, with individual assays reaching 6% Zn.

A new exploration grid was established with azimuth 315 , with the northeasterly trending cross lines numbered 19000 E to 22000 E, and the northwesterly trending lines numbered 19000 N to 21000 N.

Surface drilling continued in several phases through the year 2000, at which time a decision was made to develop the deposit for production, based on a pre-feasibility study undertaken by Micon International from their office in Norwich, United Kingdom. A ramp, the principal mine access, was collared in May 2001, and a substantial program of surface in-fill drilling was conducted in 2001, concurrent with the ramp development. Also in 2001, a number of changes were implemented at the existing Boliden mill to accommodate the high-grade Storliden ore. The first ore was intersected underground in late March 2002, and production from the West Zone started shortly thereafter.

Production data to date has been summarised in Table 18-2.

6. GEOLOGICAL SETTING

The regional and local geological descriptions in this report are taken from Thalenhorst, 2002, with the permission of South Atlantic and Strathcona.

6.1 REGIONAL GEOLOGY

The Storliden deposit is located near the northwestern end of the Skellefte mining district that covers an area 120 kilometres long by 30 kilometres wide, extending from the Baltic coast to west of the town of Malå. More than 85 massive sulphide deposits are known from this belt, of which 52 have a known tonnage of more than 0.1 million tonnes each and collectively contained 161 million tonnes before mining with average grades of 0.7% Cu, 3.0% Zn, 47 g/t Ag, 1.9 g/t Au, 0.4% Pb and 0.8% As, often with significant amounts

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of Sb and Hg (Allen et al., 1996). As was the case at Noranda in Canada, one deposit spawned a major mining company. The Boliden deposit, mined from 1925 to 1967, produced 8.4 million tonnes averaging 15.5 g/t gold, 50 g/t Ag, 1.4% Cu, 0.9% Zn, 6.8% As and 0.3% Pb (Weihed et al., 1996) and provided the underpinnings for the company of the same name. In addition to Storliden, there are currently four Boliden AB mines in operation in the area, three underground (Kristineberg, Petiknäs and Renström), one by open pit (Maurliden).

The oldest known rocks in the Skellefte greenstone belt are the 1.88 Ga volcanics of the Skellefte Group, a suite of basaltic to rhyolitic but dominantly felsic extrusive rocks with intercalated, generally fine-grained sediments that Allen et al. (1996) have subdivided into a number of domains, each Acharacterized by a unique volcanic sequence which corresponds to the building stage of individual volcanoes@ (Billström & Weihed, 1996, page 1067). Nearly all of the mineral deposits of the Skellefte belt are hosted by this diverse group of volcanic rocks which is overlain by a sedimentary assemblage called the Vargfors Group consisting of fine to coarse-grained sediments and intercalated volcanic rocks. The Arvidsjaur Group, a younger suite of subaerial volcanics of felsic composition, including ash-fall tuffs, ignimbrites and volcaniclastic sediments, is interpreted to be laterally equivalent to the Vargfors sediments. The Jörn suite of intrusive rocks, ranging from gabbro to granite but predominantly tonalitic, is thought to be co-magmatic with the volcanics of the Skellefte and Arvidsjaur Groups. The structure in the Skellefte district is dominated by upright, isoclinal to open folds and numerous shear zones and brittle faults. The main fold axes plunge moderately to the west in the western part, and moderately to steeply to the east in the eastern part, Adefining a regional elongate structural arch@ (Allen et al. 1996, p. 1032). The Skellefte belt was folded and metamorphosed starting at 1.85 Ga, and the metamorphic facies increases outward from greenschist facies in the centre to lower amphibolite grade to the west, south and east, including the Storliden area. The late to post-orogenic Revsund granite completes the rock sequence in the Skellefte greenstone belt.

Detailed analysis of the facies of the volcanic host rocks to the sulphide deposits in the district indicate that many of them were emplaced by subsea-floor replacement into porous mass flow volcaniclastics, rather than by exhalation onto the sea floor at the time. As a result, they are generally underlain, and often surrounded by, alteration haloes that tend to be larger than their counterparts in the Canadian Shield. A detailed study of the Boliden deposit shows that an early, non-conformable deposit of massive pyrite and arsenopyrite was overprinted by a Alate gold-quartz-copper-rich system@ (Weihed et al., 1996 page 1094). Thus, these deposits may have genetic affinities to the sub-volcanic replacement deposits in the South American Andes such as Cerro de Pasco. However, both host rocks and sulphide deposits in the Skellefte belt were folded and metamorphosed starting at around 1.85 Ga (Billström & Weihed, 1996).

The entire area is covered by a persistent veil of glacial deposits, mainly glacial till, that ranges from a few metres to more than 50 metres thick and covers not only the low-lying areas but most of the hills as well. As a consequence, outcrop is very scarce, and outside of the mining areas, the regional geology is incompletely known. On a local scale, the

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accuracy of the bedrock geology is thus subject to change as it was at Storliden area which the regional maps showed to be occupied by a granitic intrusion.

6.2 LOCAL GEOLOGY

The geology of the Storliden area is depicted in Figure 6-1 which shows the deposit to be hosted by a northwest-southeast striking unit of volcaniclastic debris flows, flanked by felsic and intermediate volcanics to the southwest and northeast, respectively. Further to the southeast is a thick package of sediments with graphitic intercalations.

The Storliden deposit, as shown together with the drill hole coverage in Figure 6-2, has a strike length of nearly 400 metres, reaches a width of 100 metres and attains a thickness of up to 40 metres. Three geologic sections from Boliden, 2002 are reproduced in Figure 6-3, Figure 6-4 and Figure 6-5. The deposit is hosted by essentially flat lying volcaniclastic sediments which subcrop just below the glacial overburden (medium green in the sections), and epiclastic sediments below, shown in the medium blue colour. A poorly sorted, coarse volcaniclastic sediment is intercalated in the northern part of the sections (medium grey). Sedimentary younging directions are up, the clastic beds are generally well-sorted and exhibit sharp basal contacts.

The mineralization and its attendant alteration halo cross cut the stratigraphy with an overall 45 southwesterly dip, with the alteration package breaching the subsurface on most sections. A persistent younger, sill-like felsic quartz porphyritic intrusive body is intruded near-surface on the hanging wall of the mineralized package, and a similar body of quartz-feldspar porphyry is apparent in the western part of the deposit at depth on the footwall (orange-brown). A swarm of thin, mafic dikes intrudes the volcaniclastic package near surface (black).

The alteration package increases in strength from the outside in and from west to east, becoming strongest in the eastern part of the deposit. Weak sericite alteration (pale yellow) is followed by biotite-spotted (dark brown) which gives way to cordierite-spotted (orange) alteration. The sulphide mineralization is immediately surrounded by a zone of

Figure 6-1 Storliden Mine – Regional Geology (after Strathcona)

IP Survey
Zn
Storliden
Skåpträsket
Gravity high
Malå
Lainejaur
Ni
M
LEGEND
Fault / shear zone
0
1.2
2.5 km

NORTH ATLANTIC
NATURAL RESOURCES AB

STORLIDEN MINE

Regional Geology

2004-03-26	Table 7.1

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Figure 6-2 Storliden Ore Body – Plan View (after Strathcona)

DDH intersection
Mineral resource
UPPER WEST ZONE
LOWER WEST ZONE
CENTRAL
ZONE
EAST ZONE
N
20000E
20100E
20200E
20300E
20000N
20100N
20200N
Section 20100
Section 20200
Section 20250
1:1500
0
50
(metres)
CLIENT
SOUTH ATLANTIC VENTURES LTD.
PROJECT
NORTH ATLANTIC NATURAL RESOURCES AB
TITLE
STORLIDEN ORE BODY
PLAN VIEW
APPROVAL H.T.
DESIGN A.R.G.
DATE October 2002
STRATHCONA MINERAL SERVICES LIMITED
TORONTO — CANADA
PROJECT No. 1915-2
File: 02-sto_fig5
SOURCE: North Atlantic Natural Resources AB, Oct. 2002

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Legend for Figures 6.3, 6.4 and 6.5 (after Strathcona)

Codes	Description
43, 44	Subvolcanic intrusive rocks feldspar phenocrysts \ Q+fspar phenocrysts
94	Metasediment (volcanic-epiclastic) with bedding planes, fine-grained, biotite-rich
(94),37,23, 18,28	Volcaniclastic sediment with bedding planes silty - gravel, fragment-bearing
18, (25)	Very poorly sorted, volcaniclastic sediment fragment-bearing, coarse-grained
108,140, 146	Weak alteration sericite +/- chlorite +/- biotite +/- skarn +/- silicification
270	Cordierite spotted \ Sericite spotted alteration in biotite matrix
271	Biotite spotted alteration in sericite matrix
277	White amphibole + spinel +/- magnetite (+/-ilmenite? +/- siderite?) alteration
272	Magnetite + calcite alteration
	Skarn altered +/- silicification
	Chlorite + sericite +/- white amphibole
	Dark skarn alteration calcite + chlorite + dark amphibole + pyroxene
105, 108	Silicified +/- sericite +/- white amphibole +/- mineralisation (veins / stringers of CuFeS2 (+FeS))
170,172, 173,175	Semi-massive \ Massive sulphides with calcite gangue
273	Calcite dominated + patches of massive sulphides
	Skarny alteration + mineralisation +/- silicification
	Disseminated zone, irregular stringers of CuFeS2 + FeS + FeAsS2 + ZnS
	Brecciated and crushed massive sulphides
	Mineralized zone, disseminated - semimassive
	Massive sulphide fragments
	Mafic sills / dykes
	Fault, broken rock
	Shear, broken rock in places
	Blue quartz grains, scattered

Storliden

Interpreted

Pia Fagerström

Approved by Alain Chevalier and Rolf Larsson

boliden

Scale: 1:

Date: 2002-05-03

Design. B-M Westerlind,

Figure 7.3a

Figure 6-3 Storliden Cross Section 20100 Y – Looking Grid West
(after Strathcona)

19
136
24
137
28
151
38
209
41
19950 N
19975 N
20000 N
20025 N
20050 N
20075 N
20100 N
20125 N
20150 N
20175 N
-400 Z
-375 Z
-350 Z
-325 Z
-300 Z
-275 Z
-250 Z
-225 Z
Storliden
Cross section 20100 Y
Looking grid west
Interpreted
Approved by Alain Chevalier
and Rolf Larsson
boliden

Figure 7.3b

Figure 6-4 Storliden Cross Section 20200 Y – Looking Grid West
(after Strathcona)

80
26
175
160
89
22
68
20
19925 X
19950 X
19975 X
20000 X
20025 X
20050 X
20075 X
20100 X
20125 X
20150 X
400 Z
375 Z
350 Z
325 Z
300 Z
275 Z
250 Z
225 Z
Storliden
Cross section 20200 Y
Looking grid west
Interpreted
Magnus Leijd and
Pia Fagerström
Approved by Alain Chevalier
and Rolf Larsson
boliden
Scale: 1:750
Date: 2002-05-03
Design. B-M Westerlind, Jörgen Lindskold

Figure 7.3c

Adam Wheeler

Figure 6-5 Storliden Cross Section 20250 Y – Looking Grid West
(after Strathcona)

37
12
168
33
169
30
88
19950 X
19975 X
20000 X
20025 X
20050 X
20075 X
20100 X
20125 X
-400 Z
-375 Z
-350 Z
-325 Z
-300 Z
-275 Z
-250 Z
-225 Z
-200 Z
Q
Storliden
Cross section 20250 Y
Looking grid west
Interpreted
Magnus Lejd and
Pia Fagerström
Approved by Alain Chevalier
and Rolf Larsson
boliden

Figure 7.3d

Adam Wheeler

silicification (dark yellow). Local occurrences of skarn, chlorite-amphibole, magnetite-calcite and amphibole-spinel alteration assemblages complete the picture of a complex, intense and well-developed alteration package that, in general, is thicker above than below the sulphide mineralization and has largely resulted in the complete obliteration of the character of the original rocks affected.

The geologic picture described above has been put together painstakingly by the NAN geologists, involving repeated re-logging of many drill holes by a number of individual staff. The account is coherent and tells a convincing story of a replacement deposit that may have encountered some limey volcaniclastics or sediments, and that was obviously formed below the sea floor at the time. The mineral assemblages in the unaltered host rocks as in the alteration products have adjusted to the metamorphic conditions of the lower amphibolite facies.

The Storliden deposit is continuous from northwest to southeast, but has been subdivided into four major parts, as indicated in Figure 6-2. The West Zone has an upper and a lower part that overlap locally (Figure 6-3). The economic mineralization is generally from five to ten metres thick and dips at 10 to 20 to the southwest. The West Zone stretches from section 19950 E to section 20150 E, a distance of 200 metres. The Central Zone is shown in Figure 6-4 in its central part, and in Figure 6-5 just before the border with the East Zone. The Central Zone is obviously the heart of the deposit with a thickness of up to 40 metres. Toward the east, the massive sulphides of the Central Zone are successively replaced by the strong silicification. In the East Zone, only the northern part of the massive sulphide lens is present, and the sulphides with mineable grade disappear beyond section 20325 E.

7. DEPOSIT TYPES

The deposit type descriptions in this report are taken from Thalenhorst, 2002, with the permission of South Atlantic and Strathcona.

The Storliden deposit is made up of massive and disseminated sulphide mineralization that is hosted within a sequence of submarine volcaniclastic sediments. Mineralization is considered to have occurred through replacement of the volcaniclastic sequence, rather than as submarine mineralized volcanic exhalation. The rocks of the Skellefte district have been metamorphosed to amphibolite facies and folded.

The mineralization of economic interest is generally coarse grained (sphalerite grains reach a size of up to several centimetres) disseminated and massive sulphides. The dominant sulphide minerals are pyrrhotite, sphalerite, and chalcopyrite, with arsenopyrite and pyrite being rare, and galena and cubanite occurring in minor amounts. A younger phase of mineralization, mostly found along the northern limit of the deposit but volumetrically unimportant, carries a Co-As-Ni-Ag series of minerals with local high silver values.

Adam Wheeler

Most of the economic mineralization at Storliden is contained in the massive sulphides that carry around 25% calcite. Disseminated sulphides occur in some of the alteration facies in direct contact with the massive sulphides, particularly in the silicified zone enveloping the massive sulphides, and in the amphibole-altered footwall zone.

The Storliden deposit has a strike length of nearly 400 metres, reaches a width of 100 metres and attains a thickness of up to 40 metres. It is hosted by essentially flat lying volcaniclastic sediments which subcrop just below the glacial overburden, and epiclastic sediments. The clastic beds are generally well-sorted and exhibit sharp basal contacts.

8. MINERALIZATION

The mineralization descriptions in this report are taken in part from Thalenhorst, 2002, with the permission of South Atlantic and Strathcona.

Two principal styles of mineralization occur at Storliden. A zone of high grade massive sulphide mineralization forms an irregularly-shaped core, known as the Central Zone, and is accompanied by peripheral massive or disseminated mineralization in the West and East Zones.

The Central Zone has dimensions approximately 100 metres long, by 65 metres wide, and 30 metres high. Peripheral mineralization extends into the West Zone which is approximately 200 metres long and comprises a number of rich massive sulphide lenses. The East Zone is approximately 100 metres long. The peripheral mineralization is fracture-controlled and disseminated to semi-massive sulphide. Contacts between mineralization and wall rocks are sharp.

The sulphide minerals are principally sphalerite, chalcopyrite and pyrrhotite. Galena and arsenopyrite are minor constituents. Massive sulphide zones and lenses are coarse- to very coarse-grained while finer grained material is found in the disseminated and peripheral stringer zones. Sulphide mineral textures, together with the sharp contacts between mineralized and unmineralized rock, indicate that mineralization was a post-depositional metasomatic event.

9. EXPLORATION

The exploration descriptions in this report are taken from Thalenhorst, 2002, with the permission of South Atlantic and Strathcona.

The Storliden deposit was identified initially as one of several electromagnetic anomalies outlined in late-1997 through an airborne geophysical survey carried out by NAN. Horizontal loop electromagnetics (EM) indicated follow up with three scout holes which encountered alteration and low-grade mineralization. A second round of ground EM with a deeper-searching transient EM system indicated conductive material at greater depth. Drilling then resulted in the discovery of the Storliden deposit when hole STOB98-11

Adam Wheeler

returned 31.5 metres of low grade mineralization with average grades of 0.2% copper, 1.9% zinc and 14 grams per tonne silver. Individual assays reached 6% zinc.

Surface drilling continued through 2000, as discussed below. A pre-feasibility study prepared by Micon and completed in April, 2000, permitted the decision to develop the deposit for production.

A substantial program of surface in-fill drilling was completed during 2001, concurrent with development of the mine access ramp.

10. DRILLING

The drilling descriptions in this report are taken in part from Thalenhorst, 2002, with the permission of South Atlantic and Strathcona.

The Storliden database as of the end of 2003 consisted of drill holes which were drilled both from surface and from underground accesses. As of December 31, 2003, a total of 568 drill holes, including a small number of initial exploration drill holes, have been completed.

The Storliden deposit has been extensively drilled from both surface and underground. Drilling in the deposit area is summarised in Table 11.1 below.

Table 10-1 Summary of Storliden Diamond Drilling

Program	No. of Holes	Total (m)
Surface	203	31,530
Underground	365	9,313
Total	568	40,843

All drill hole collars have been surveyed, and the drillhole deviations have been monitored using a proprietary Boliden system known as BHMK which uses the earth's magnetic field to determine the azimuth of the drill holes, and a system of three axial accelerometers to determine the change in the dip of the holes. Individual readings were taken at three-metre intervals down the hole, allowing for spurious readings caused by magnetic interference to be identified and removed from consideration. Diamond drilling was done using standard-rigged drilling equipment for the 1998 through 2000 time period, after which the wireline method of diamond drilling was adopted. As well, all holes drilled in 2001 were drilled using an hexagonal core barrel in order to minimize the drill hole deviations.

The deposit has been outlined by both surface and underground based diamond drill holes that have been completed on a nominal spacing of 12.5 metres on-centre. All exploration drill core from1998 has been geologically logged at NAN's Malå field office.

Adam Wheeler

11. SAMPLING METHOD AND APPROACH

Drill core is marked for sampling by the geologist according to the rock types, alteration assemblages, and mineralization observed in the core during logging. Sample lengths averaged between 1.0 and 1.5 metres.

All mineralized samples of exploration drill core from 1998, selected for sampling, were sawn in half at the Malå field office, with the remaining half-core retained for reference. Approximately 80% of this core is stored in wooden core boxes inside a heated warehouse adjacent and connected to NAN's field office.  The remaining core has been given to the GSU's Malå office and core library.  It is reported to be available for review  there.

12. SAMPLE PREPARATION, ANALYSES AND SECURITY

The sawn core samples from the 1998 and 1999 drilling campaigns were transported to the preparation laboratory where they were crushed and pulverized. Approximately 200 to 300 grams of each sample were then sent for assay at the facilities of Cone Geochemical Inc. (Cone), located in Lakewood, Colorado. Assaying was done by standard atomic absorption spectroscopy (AAS) for copper, zinc, lead and silver following digestion in a solution of aqua regia. Gold analyses were accomplished by standard fire assay using a 30-gram (1 assay ton) sub-sample. Arsenic values were determined by AAS following a perchloric/nitric acid digestion. Bismuth values were determined using a KClO4/HCl digestion, and antimony values were determined using an organic extraction.

For the 2000 and 2001 drilling campaigns, most of the routine assaying was done at the facilities of Chemex Laboratories, located in Vancouver, British Columbia where copper, zinc, lead, silver and arsenic values were determined using a nitric acid/aqua regia digestion on two-gram aliquots, followed by AAS. In high-grade samples, the concentrations of the base metals were determined by inductively coupled plasma atomic emission spectroscopy (ICP-AES) after decomposition of the sample by sodium peroxide fusion. Gold was determined by conventional fire assay using a one assay-ton charge, and in a few cases the pulp-and-metallics screen method was used where high gold values were suspected. The pulps and coarse rejects of all samples have been retained for future reference.

Adam Wheeler

13. DATA VERIFICATION

13.1 STANDARDS, BLANKS AND DUPLICATES

Quality control measures at the preparation laboratory included the running of charges of inert rock between all samples through both the crusher and the pulverizer. Assay quality control methods in 1998 and 1999 consisted of the submission of duplicate pulps to Cone Laboratories, and check assaying of pulp repeats at Chemex Laboratories. No standards or blanks were included in these early shipments. Check assaying was instituted later, again without the addition of standards, but blanks were inserted to constitute around 5% of the total sample population. In 2001, some 5% of the samples submitted to Chemex consisted of blanks or pulp duplicates.

13.2 ANALYSES BY INDEPENDENT LABORATORIES

The results of within-laboratory repeat assaying and check assaying at a second laboratory for both 1998 and 2001 are summarized in Table 13-1, and selected results are shown in Figure 13-1

Table 13-1 Results of Repeat and Check Assaying, 1998 and 2001
(mean values )

Laboratory	Number		Cu	Zn	Ag	Au
			(%)	(%)	(g/t)	(g/t)
Cone-Cone 1998	Original	87	3.5	8.0	26	0.20
	Repeat	87	3.5	8.0	26	0.20
Cone-Chemex 1998	Cone	102	1.9	6.4	20	0.17
	Chemex	102	1.8	6.0	20	0.18
Chemex-Chemex 2001	Original	26	3.7	10.0	25	0.38
	Repeat	26	3.7	10.1	26	0.38
Chemex-Acme 2001	Chemex	14	5.1	10.6	52	0.59
	Acme	14	4.8	10.2	53	0.59

The following comments are offered:

1.    The precision of the original results is tested by the repeat assays on new pulps at the same laboratory. The results are excellent.

2.    The accuracy of the original assay results, as tested by the check samples sent to a second laboratory, again compare well, although the scatter is increased.

3.    The blank results (not shown in Table 13-1 and Figure 13-1) are invariably good, which is to be expected given that they were inserted after the sample preparation stage.

4.    Check assaying was also done for the other metals whose concentrations were regularly determined (As, Bi and Pb). The results are not shown in Table 13-1 , but displayed the same good precision and accuracy as the elements of immediate economic interest.

Adam Wheeler

Figure 13-1 Selected Comparisons of Check Assaying Results, 1998 and 2001

Adam Wheeler

13.3 INDEPENDENT REVIEW

NAN's QA/QC results were reviewed by Strathcona in Thalenhorst 2002.  He concluded:

"While the results of the check and repeat assaying indicate good precision and accuracy of the assay data base, a somewhat more complete approach to the assay quality control question would have been useful, i.e., the insertion of standards into the sample stream, and the insertion of blanks at the site to monitor the sample preparation step. Overall, however, the check assaying program has shown that the Storliden assay data can be used with some confidence for resource estimation."

13.4 CONCLUSION WITH RESPECT TO DATA VERIFICATION

Micon concluded that the database provided by NAN and Boliden for the estimate of mineral resources at Storliden was suitable for the purposes.

14. ADJACENT PROPERTIES

NAN has carried out exploration in the vicinity of the Storliden mine. Two target areas were identified in 2002 that indicated the presence of alteration and mineralization similar to that found at Storliden.

The following paragraphs are quoted from NAN's annual report for 2002:

"Exploration drilling (21 holes, totalling 3960 metres) in the immediate area surrounding Storliden has been targeted on geophysical anomalies characteristic of the same geological environment of the Storliden ore-body. Most of the drilling has been concentrated on a large area located to the northwest of the deposit where a geophysically anomalous zone in excess of 500 metres in length has been identified.

"During 2002, portions of this northwest zone were tested by a total of 20 drill holes, 16 of which intersected significant, but un-economic, copper and zinc mineralization. The geological characteristics of the zone are the same as that surrounding the Storliden deposit, suggesting the environment which hosts the Storliden deposit continues and deserves to be investigated for additional deposits. This zone is up to 20 metres in thickness, more than 100 metres deep, and plunges ever deeper to the northwest. It has not been fully tested and will require additional exploration drilling in 2003. The best drill holes yielded 5.2 metres of 0.8% Cu and 3.3% Zn (DDH STOB002-430) and 15.2 metres of 0.3% Cu and 1.7% Zn (DDH STOB02-223).

"The last drill hole of the 2002 campaign was completed in a new target area located 600 metres to the south of the Storliden orebody. This drill hole

Adam Wheeler

(STOB02-232) intersected a 30 metres thick mineralized stringer zone geologically similar to the first Storliden drill hole STOB98-01 which lead to the discovery of the Storliden deposit. The best interval in this drill hole averaged 0.05% Cu and 1.62% Zn over a width of 5 metres at a depth of 228.5 metres. The results of this drill hole indicate the favourable Storliden mineralized zone could extend for as much as one kilometre to the southeast of the Storliden deposit.

"More extensive drilling will be required in 2003 to fully test these new exciting areas for additional Storliden-type deposits.

"Drill cores have been logged, split and prepared using NAN's standard procedures at its preparation lab in Uppsala, Sweden, with appropriate quality controls. Assaying was performed by an independent certified laboratory, ALS Chemex Ltd, in Vancouver, Canada.

NAN is also exploring the Norrliden copper-zinc volcanogenic massive sulphide deposit which is located 45 kilometres southeast of Storliden. In its 2002 annual report, NAN noted that a study undertaken by Boliden indicated that development was not justified at the metals prices utilized at that time.

The Vargbäcken gold project, located approximately 30 kilometres west of Malå, is also under study for development. A letter of understanding relating to further exploration and development was announced between NAN and Sierra Peru Pty Ltd in April, 2004.

Under an agreement between NAN and Boliden for exploration in the Skellefte district, each party may conduct exploration on selected targets within claims held by the other party.

15. MINERAL PROCESSING AND METALLURGICAL TESTING

The following discussion of mineral processing and metallurgical testing is taken from Thalenhorst, 2002, with the permission of South Atlantic and Strathcona.

Based on initial metallurgical testwork at Lakefield Research and later at the Boliden research facility in Sweden, the metallurgical response of the Storliden ore to sequential flotation of separate copper and zinc concentrates was investigated and the parameters for its treatment determined. The testwork showed that the basic flow sheet of the existing concentrator at Boliden would be able to treat this ore, but that certain changes had to be made to accommodate the much higher-grade Storliden ore and particularly the addition of more flotation and filtering capacity. Figure 16.1 shows the basic flow sheet of the section of the Boliden concentrator in which the Storliden ore is being treated.

Adam Wheeler

Figure 15-1 Storliden Flowsheet (after Strathcona)

CRUSHING
SAG MILL
SCREENING
CLASSIFYING
BALL MILL
CLASSIFYING
COPPER FLOTATION AND REGRINDING
ZINC FLOTATION AND REGRINDING
THICKENING
FILTERING
ZINC CONCENTRATE
THICKENING
FILTERING
COPPER CONCENTRATE

Figure 16.1

CLIENT: SOUTH ATLANTIC VENTURES LTD.

PROJECT: NORTH ATLANTIC NATURAL RESOURCES AB

TITLE: STORLIDEN FLOWSHEET

APPROVAL	DESIGN	DATE
H.T.	A.R.O.	October 2002

STRATHCONA MINERAL SERVICES LIMITED
TORONTO – CANADA

PROJECT No. 1915-2 File: 02-sto_Fig12

Adam Wheeler

For processing since the start of operations in 2002, zinc recovery has averaged 91.1% and copper recovery 90.9%. The average zinc concentrate grade has been 54% Zn; the copper concentrate grade 28.5% Cu. Average Au recovery has been 49%, with 55% for Ag. The revenue from Au and Ag has amounted to approximately 5% of sales revenue.

16. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

16.1 GENERAL

Table 16-1 Storliden Mine – Proven and Probable Mineral Reserves
At 31st December, 2004.

	Tonnes	Zn	Cu	Au	Ag	NSR
	t x 1000%		%	g/t	g/t	SEK/t
Proven	726	10.3	3.6	0.3	25.0	929
Probable	119	8.0	3.2	0.3	24.3	781
Total	844	10.0	3.6	0.3	24.9	908

N.B. In converting Mineral Resource to Mineral Reserves, an effective 400 Swedish kronor cut-off was applied in the development of the life-of-mine plan. Within the planned stoping outlines, additional mining recovery and unplanned dilution factors were applied, with factors varying according to the mining method.

Mineral resources are reported in addition to Mineral Reserves. No mining factors, such as dilution or mining recovery, have been applied to the resource figures reported below. Only those resources above a block cut-of of SEK150/t have been evaluated.

Table 16-2 Storliden Mine – Measured and Indicated Mineral Resources
At 31st December, 2004.

	Tonnes	Zn	Cu	Au	Ag
	t x 1000%		%	g/t	g/t
Measured	250	3.0	2.3	0.4	30.9
Indicated	110	3.0	2.2	0.5	32.6
Total	360	3.0	2.2	0.4	31.4

N.B. Mineral Resources evaluated using a block cut-off of 150SEK/t. These resources are additional and external to the Mineral Reserves.

Adam Wheeler

16.2 RESOURCE MODELLING METHOD

During January and February, 2004, a resource modeling study was completed by Adam Wheeler, which included the following work:

Update and validation of all available drillhole sample data.

Revision of parameters for calculation of NSR values and associated cut-offs.

Revision of mineralization outlines.

Generation of a geological block model.

Resource evaluation.

Important aspects of this resource estimation work, which differed in some ways to previous resource estimates, included:

The modelling of a hardness index, to assist in subsequent mine planning.

The use of an anisotropic search for grade interpolation.

Revision of outlier grade handling and minimum thickness application.

The generation of a combined block model, which described in great detail both the mined and unmined material, in preparation for mine planning.

This resource estimation study was commissioned by North Atlantic Resources AB (NAN). It was completed by Adam Wheeler, an independent mining consultant, with considerable assistance from NAN geologists Alain Chevalier and Magnus Leijd and Boliden geologist Stig Liedberg. The economic calculations, connected with NSR and cut-off grade calculations, were completed by R. Dowdell, an independent mining consultant. The majority of the computational work utilized the Datamine mining software system.

The sample database was obtained for the end of December, 2003.

16.3 RESOURCE INTERPRETATION

All of the available drillhole data was compiled in Excel, and then transferred into Datamine, where it was combined into a unified set of desurveyed drillhole data, coded by metal grades, densities and rock type information. This included many extra in-fill holes drilled down into the base of the central zone, drilling from the east zone, as well as numerous other holes in the western end of the mine, used to clarify the position of the western lenses.

A thorough revision was made of current economic and operating parameters relevant to Storliden, enabling an updated calculation of factors and cut-off grades. The NSR factors were used to enable an equivalent NSR value in SEK/t to be calculated for all drillhole samples.

Adam Wheeler

Different systems of mineralization coding have been used previously, according to geological characteristics, as well as the regions within the mine. The most recent revision in geological interpretation has been in the east zone. Previous zone identifications were preserved in the current study, although all of the actual zone's limits were revised to conform to the most recent drillhole data.

In the revised interpretation completed in the current study, sample grades down to SEK100/t were utilised for zone continuity. A minimum thickness of 1m was applied. In previous studies, higher cut-offs and minimum mining thicknesses were applied. In the current estimation, the intention was to set up a resource block model on which different mining cut-offs and parameters could be subsequently applied. A summary of revised drillhole intersections is shown in the following table, along with the number of intersections.

Table 16-4 Drillhole Summary

		Drillhole
MINCODE	Zone	Intersections	Samples
ASF	Footwall amphibolite/siliceous	80	442
ASH	Hanging wall amphibolite/siliceous	136	526
CL1	Isolated lens in central area	3	10
EI1	Amphibole/silicified zone underneath massive zone in east	43	238
EI2	Amphibole/silicified zone underneath ELL	25	220
ELL	Eastern lower lens	36	149
EUL	Eastern upper lens	25	170
MAS	Masssive sulphide	282	2095
SIC	Siliceous	45	240
WL1	Western lower lens #1	33	231
WL2	Western lower lens #1	34	240
WL3	Western lower lens #1	8	32
WL4	Western lower lens #2	9	35
WM	Western Middle	9	40

The only new zones, not evaluated previously, were the isolated lenses CL1, WL3 and WL4. With the exception of the western upper zone, interpretations were generally focused on south-north sections, spaced 12.5m apart. Great care was taken with the definition of the massive zone, to ensure the correct allocation of high zinc grades within this zone. This required creation of sub-sections, particularly in the central area, utilising the drilling done from the floor of primary stope panels. Face and wall mapping results were also used to help in the zone interpretation.

The western upper zone was interpreted with sections conforming to previous work, approximately 10m apart and oriented with an azimuth of roughly 10 degrees off north.

Adam Wheeler

16.4 GEOSTATISTICAL ANALYSIS

Statistics of the selected samples are summarized in Table 16-4. Statistics of samples just outside the zones were also generated, to check the selection process as well as to be of use with the estimation of dilution grades.

Decile analyses were also completed for each of the different data sets, for each metal. This form of analysis is a recognized and practical technique for analyzing outlier data, and determining what top-cut levels may be appropriate.

Observations from these different types of statistical analysis include:

In general most of the data sets form single, approximately log-normal, populations of each metal per zone.

Most of the zinc grades in the massive zone form a single log-normal population with grades above approximately 8% Zn.

Some of the non-massive zones have a noticeable anomalous kink at the tail of the log-probability plots, most probably representing a very small number of massive samples. These anomalous values have also been highlighted in the decile analyses.

These anomalous samples have been examined in 3D, and in general do not form specific groups which can be isolated physically, with the definition of other zones. Therefore a top-cutting approach has been applied, where samples grades above the specified top-cut level are cut to that level, prior to compositing. These topcut levels have been established from examination of the log-probability plots as well as the decile analyses. They are summarised in Table 16-5.

Adam Wheeler

Table 16-4 Statistical Summary of Selected Samples

							Log
		Number of				Standard	Estimate of
MINCODE	FIELD	Samples	Minimum	Maximum	Mean	Deviation	Mean
ASF	ZN	410	0.01	25.20	1.02	2.47	0.87
ASH	ZN	517	0.00	27.10	1.65	3.02	1.73
CL1	ZN	10	0.06	1.74	0.52	0.53	0.53
EI1	ZN	232	0.04	23.60	3.25	3.80	3.76
EI2	ZN	215	0.02	8.30	1.17	1.61	1.25
ELL	ZN	146	0.05	28.20	1.57	3.42	1.33
EUL	ZN	167	0.04	39.86	6.30	8.26	7.94
MAS	ZN	2065	0.03	48.70	16.42	10.97	25.71
SIC	ZN	231	0.01	34.20	3.32	4.60	4.29
WL1	ZN	225	0.02	25.60	1.58	3.56	1.33
WL2	ZN	228	0.02	40.56	7.05	9.26	11.56
WL3	ZN	31	0.05	24.70	3.60	5.52	4.21
WL4	ZN	34	0.02	11.30	0.99	1.98	0.85
WM	ZN	40	0.02	40.20	7.52	9.72	12.55
ASF	CU	410	0.04	15.90	2.39	2.37	2.57
ASH	CU	517	0.06	17.95	2.68	3.02	2.76
CL1	CU	10	0.90	7.35	3.60	2.17	3.69
EI1	CU	232	0.03	5.48	1.14	1.05	1.22
EI2	CU	215	0.01	11.35	1.86	1.85	2.00
ELL	CU	146	0.04	12.25	2.88	2.54	3.33
EUL	CU	167	0.03	12.85	1.48	1.76	1.61
MAS	CU	2065	0.01	17.80	4.01	3.57	4.63
SIC	CU	231	0.10	16.65	2.72	3.82	2.67
WL1	CU	225	0.07	13.70	3.20	2.56	3.55
WL2	CU	228	0.01	16.05	2.89	3.08	3.27
WL3	CU	31	0.05	4.82	1.40	1.07	1.52
WL4	CU	34	0.45	6.29	2.10	1.44	2.15
WM	CU	40	0.27	13.85	3.61	3.89	3.72
ASF	AU	408	0.00	8.27	0.41	0.71	0.39
ASH	AU	515	0.01	6.32	0.30	0.50	0.28
CL1	AU	10	0.08	2.23	0.54	0.59	0.52
EI1	AU	232	0.01	13.25	0.37	1.02	0.31
EI2	AU	215	0.01	3.36	0.29	0.38	0.29
ELL	AU	146	0.00	3.34	0.59	0.65	0.65
EUL	AU	167	0.02	1.89	0.20	0.23	0.19
MAS	AU	2065	0.00	5.95	0.27	0.31	0.27
SIC	AU	231	0.00	2.61	0.23	0.29	0.22
WL1	AU	225	0.02	16.55	0.68	1.61	0.57
WL2	AU	228	0.00	10.05	0.48	0.92	0.44
WL3	AU	31	0.02	0.88	0.28	0.22	0.28
WL4	AU	34	0.09	2.52	0.67	0.59	0.71
WM	AU	40	0.02	6.94	0.75	1.19	0.72
ASF	AG	408	0.00	222.00	30.98	27.60	32.68
ASH	AG	517	1.00	440.00	25.35	26.85	25.59
CL1	AG	10	3.80	24.00	12.85	6.67	13.03
EI1	AG	232	0.00	352.00	20.72	29.14	20.25
EI2	AG	215	0.00	151.00	23.76	22.76	24.86
ELL	AG	146	0.00	309.00	52.40	45.36	56.22
EUL	AG	167	1.10	85.00	20.96	15.97	21.49
MAS	AG	2065	0.00	5740.40	32.64	182.05	27.86
SIC	AG	231	1.00	266.00	22.66	25.73	22.68
WL1	AG	225	4.00	134.00	48.02	25.18	49.26
WL2	AG	228	0.60	265.00	46.79	34.15	49.24
WL3	AG	31	2.00	89.00	32.68	17.84	34.52
WL4	AG	34	11.00	81.00	50.41	18.06	51.37
WM	AG	40	3.00	157.00	52.97	42.00	56.50

Adam Wheeler

Table 16-5 Outlier Capping

MINCODE	Zn	Au	Ag
	%	g/t	g/t
MAS			200
ASH	6	3	150
ASF	10	5
SIC	10
EI1		3	150
EI2	6	2
ELL	10
WL1	10	5
WL2	20	3
CL1	15
WL3	15
WL4	15
WM	15

For subsequent handling of sample data, 3m composites were created of the selected samples within each zone. This gave samples the same support, for consideration of variability. Composites were generated so as to give composite lengths of approximately 3m, with the same lengths within each intersection. This stopped the creation of small composites at the end of each intersection, if a rigid 3m had been used.

For the thinner zones, such as amphibolite/siliceous structures, overall composites were also created for each intersection, to enable the generation of 2D variograms within the plane of these structures.

Different types of variograms were generated, as summarised below:

Downhole grade variograms from the original (~1m) samples. This enabled an analysis of the cross-strike variability.

2D variograms within the plane of thinner structures.

Along-strike variograms from the 3D composite data.

These experimental variograms, along with fitted model variograms, are also shown in Appendix B. Observations from this structural analysis can be summarised as:

For the massive zone, and along strike range of 40-45m is indicated for both zinc and copper, and approximately 2/3 of the variability is expressed within a distance of about 15.

For the massive zone, a smaller cross-strike range of influence is indicated with a range of approximately 15m.

For the non-massive zones, longer ranges within the plane of these structures is indicated, with ranges of around 60m.

Adam Wheeler

16.5 GEOLOGICAL MODELLING

The cross-sectional strings created during interpretation work were linked together, for each individual zone, to form three-dimensional wireframe models. These strings were generally orientated on S-N planes for all but the western upper region. In the western upper region, oblique sections were used, oriented at approximately 23 degrees, consistent with the existing set-up used at the mine.

These wireframe models were then used as the physical envelopes controlling the generation of a volumetric block model. The parameters of the model prototype used are summarised in the table below.

Table 16-6 Model Prototype

			Block Size		Coverage
	Min (m)	Max (m)	(m)	Number	(m)
X	19947.5	20357.5	5	82	410
Y	19997.5	20187.5	5	38	190
Z	240	370	5	26	130

Using the facilities available in Datamine, sub-blocks were also generated, to allow a very accurate fit within the interpreted mineralized zones. These sub-blocks could be as small as 0.5m in any direction.

With the volumetric block model, metal grades, hardness indices and density values were interpolated from the drillhole composite data. Statistics of measured density values are shown in Table 16-7.

Table 16-7 Rock Densities

					Density
	Number of				Applied
MINCODE	Samples	Minimum	Maximum	Mean	(tonnes/m3)
ASF	442	2.62	4.00	3.13	3.15
ASH	526	2.69	5.59	3.14	3.14
CL1	10	2.81	3.43	2.99	2.99
EI1	238	2.67	3.95	3.08	3.08
EI2	220	2.71	5.88	3.18	3.19
ELL	149	2.69	3.92	3.24	3.24
EUL	170	2.55	4.06	3.07	3.07
MAS	2095	2.52	5.66	3.49	3.50
SIC	240	2.69	3.99	3.07	3.02
WL1	231	2.72	3.96	3.21	3.21
WL2	240	2.67	3.87	3.15	3.14
WL3	32	2.74	3.59	3.15	3.15
WL4	35	2.86	3.60	3.23	3.23
WM	40	2.64	4.04	3.17	3.15

Adam Wheeler

The 'Density Applied' values shown in the table were only applied to samples with no density measurements. Densities in the block model were then interpolated from composites' density values.

16.6 GRADE INTERPOLATION

The results of the geostatistical analysis, as well as views expressed by NAN geologists, were used in developing interpolation parameters. An anisotropic ellipsoidal search was used, which had a longer direction along-strike and down-dip than cross-strike. This anisotropy was approximately 3:1 and was also applied to affect the weighting factors for the inverse distance weighting of variables.

A search methodology was applied which controlled grade interpolation as well as guiding resource classification. Initially a small search ellipse was applied, measuring 15m x 15m x 5m. If 3 composites were located for any block, then grades would be successfully interpolated, and this block would be allocated as a measured resource. For measured resources, an additional requirement of obtaining samples from at least two drillholes was also imposed. This ellipse size was selected as being generally representative of 2/3 of the variability of the variograms for zinc and copper grades.

If the requirement for a measured resource had not been met, the search ellipse would be doubled in size, and if 2 composites were then available, grades would be interpolated and the block would be allocated as an indicated resource. Blocks without sufficient composites would finally be interpolated using a very large 45m x 45m x 15m ellipse, and allocated as inferred resources. This approach ensured that all blocks interpolated within the mineralised zones would receive some grade values.

An additional octant control was also imposed to apply some declustering where they might be local isolated abundances of samples, such as due to in-fill drilling. Zonal control was also applied, so that only blocks in any mineralized zone were only interpolated with composites belonging to the same zone.

The ellipse used was oriented in different directions for the different regions of the mine, to allow for the local orientations of the ore structures. In all cases the ellipse was oriented with the 2 long axes along-strike and down-dip, and the short axis cross-strike.

Adam Wheeler

Table 16-8 Interpolation Parameters

	Resource	Search Distance (m)			Composites		Drillholes
		Along	Down-	Cross-
Search	Classification	Strike	Dip	Strike	Minimum	Maximum	Minimum
1st	Measured	15	15	5	3	10	2
2nd	Indicated	30	30	10	2	10	-
3rd *	Inferred	45	45	15	1	10	-

Notes:

Ellipsoidal search
Inverse distance squared weighting
Zonal control on composite allocation
Max. of 2 composites from any one drillhole
Octant control also applied for measured and indicated resources
        . Max. of 3 composites per octant
        . At least 3 octants must be filled
For inferred resources, octant control also relaxed, to ensure that all interpreted blocks receive interpolated grades

16.7 HARDNESS

A hardness index was introduced (1-soft to 5-very hard) and modelled. This was done to assist mine planning and the prediction of the hardness of ore to the mill. These indices are related to geological features as summarised in the following table.

Table 16-9 Hardness Modelling Parameters

		Hardness
Ore type	Description	Index
	Soft, chlorite (+biotite+amphibole) altered rock with 5-50% disseminated Po+Cpy, minor
	Aspy. Only locally minor Sph. Same origin as code 3 but much softer due to later?
1	chloritization. Competent but soft, never very broken.	1

	Main ore. Massive and semi-massive Sph-Cpy-Po with calcite gangue/matrix. Very
	competent, relatively soft. Towards the hanging wall and along the southern contact zone
2	can siliceous matrix and fragments occur which makes the overall hardness higher.	2
	Amphibole (spinel-ilmenite) rich host with 5-60% disseminated Po+Cpy, minor Aspy and
	only very rarely minor Sph. The richness in fine amphibole needles makes the rock very
3	competent and "sturdy" (gabbro/diabase like).	3-4
	Only occuring in the eastern ore zone and in the east part of the central zone. Amphibole
	dominated rock intermittently silicified. Relatively hard and competent. Geotechnically
	probably something inbetween type 3 and 4. Contains between 3-25% disseminated and
4	stringers of Po+Cpy, locally Sph+Aspy.	3-4

5	Highly silicified host. Very hard. 5-50% highly irregular stringers/veining of Po+Cpy+Sph.	5

Adam Wheeler

These hardness indices were introduced into the block model in the following ways:

For the eastern zone, there is big mixture of rock types and degrees of silicification, particularly in the impregnation zones. Therefore, each drillhole intersection was coded according to the scheme in the table above. These indices were then interpolated into the block model.

For the central and western zone, indices were set by section and mineralised zone. The western upper region used the same oblique section identification scheme as currently employed at the mine.

16.8 NSR CALCULATION

The methodology and parameters used in the derivation of NSR factors were checked and revised. The parameters used in the current evaluation (for end December, 2004) are summarised in the following table. As well as being applied in the calculation of a value field in the block model, they were also used for the generation of NSR factors in the drillhole, and used in the re-interpretation work.

Detailed model sections were generated showing the modelled value variation, overlaid with drillhole data. These were then checked in detail, and discrepancies use to modify the modelling parameters and data.

Adam Wheeler

Table 16-10 Derivation of NSR Factors

Long Term Metal Prices
	zinc	copper	gold	silver
$/tonne	1,102.30	2,491.20
c/lb	50.00	113.00
$/oz			350.00	5.00

Exchange Rate
Swedish Kroner (SEK) 7.50 SEK/US$

Average Deposit Feed Grades
zinc	copper		gold	silver
% Zn	% Cu		g/t Au	g/t Ag
11.2	3.5		0.5	33.8

Zinc Concentrate Value
Zinc recovery (planned)			92.00%
Zinc Concentrate grade (planned)			54.00%
Zinc Concentrate ratio = tonnes Zn concentrate / tonnes feed
therefore 11.2% x 92% / 54% =			0.190815

Net Smelter Return (NSR) value
Payment terms = 85% (min deduction 8 units)
Payment per tonne zinc concentrate in SEK/tonne Zn conc
payment x price x grade x exchange rate
85% x 1,146.39 x 54% x 8 =			3,795 SEK/tonne conc
Treatment charge $140/tonne x SEK/$			-1,050
Escalator if price > $1,000, then add 16c/$
$1,146-$1,000=$146 x $0.16 x 7.5 SEK/$			-123
Penalties, freight, handling, insurance etc			-222
			2,400 SEK/tonne Zn conc
multiplied by Zinc Concentrate ratio			458 SEK/tonne feed
NSR factor for Zinc (481/11.2% Zn)			40.89 SEK/tonne feed/% Zn

Copper Concentrate Value
Copper recovery (planned)			91.50%
Copper Concentrate grade (planned)			29.00%
Gold recovery to Cu concentrates			52.50%
Silver recovery to Cu concentrates			57.50%
Copper Concentrate ratio = tonnes Cu concentrate / tonnes feed
therefore 3.5% x 91.5% / 29% =			0.110431
Gold in Cu concs g/t Cu conc			2.38
grade (0.5g/t) x recovery (52.5%) / Cu conc ratio
Silver in Cu concs g/t Cu conc			176
grade (34g/t) x recovery (57.5%) / Cu conc ratio
Net Smelter Return (NSR) value
refining charge 101.4 US$/tonne
payment deduct 1% Cu, pay for balance x copper price(US$) less refining charge escallator if US$ copper price > $1,984, then additional charge of 10c for every $ over $1,984 treatment charge $60 per DMT
gold credit deduct 1 g/t x gold price x 98%
silver credit deduct 30 g/t x silver price x 95%
gold refining no charge
silver refining no charge
Payment for Copper 4,912 SEK/tonne conc
Cu conc grade (29-1)% x ((price-refining)-0.1 x (price-1984)) x exch rate (8.0)
Treatment charge -450 SEK/tonne conc
Penalties, freight, handling, insurance etc -225
total 4,237.5 SEK/tonne Cu conc
multiplied by Copper Concentrate ratio 468 SEK/tonne feed
NSR factor for Copper (417/3.5% Cu) 133.70 SEK/tonne feed/% Cu

Payment for gold 114 SEK/tonne conc
(Au in Cu concs - 1g/t) x 98% x price ($350/oz/31.1034) x exch rate
NSR factor for Gold 25.15 SEK/tonne feed/g Au
(121 / Au grade (0.5g/t) x Cu conc ratio)
Payment for Silver 167 SEK/tonne conc
(Ag in Cu concs - 30g/t) x 95% x price ($5.0/oz/31.1034) x exch rate
NSR factor for Silver 0.55 SEK/tonne feed/g Ag
(178 / Au grade (33.8g/t) x Cu conc ratio)

Adam Wheeler

16.9 MINING METHODS

Connected with the work done for the current resource and reserve evaluation, a detailed mine planning study was completed for Storliden. During 2004 alternative methods of mining were considered for different parts of the mine. The current mining methods adopted can be summarized as follows:

West Upper Zone

The majority of the ore in this zone will be mined out by drift-and-fill with benching.

In the eastern half of the West Upper zones, existing stope excavations will be need to be backfilled with CSR (cement-stabilised waste rock) fill, to allow subsequent longitudinal mining of the remaining pillars.

Most of the longitudinal pillars will be initially mined out with drifts 5m high. Benching for remaining ore beneath the initial drifts was designed with potential maximum depth of 5m and minimum width of 2m.

For the 'western' half of the West Upper Zone, some pillar recovery operations have already started. Similar crosscutting of pillars will be required, leaving 6m long pillars spaced 10m apart. These pillars will then be mined in the final retreat from this area, in conjunction with the application of some CSR fill into the existing excavations.

For the northern extension of the West Upper zone, drift-and-fill will be employed with 4m x4m drifts. For the eastern part of the West Upper zone, these drifts will be mined out against the existing stope excavations, after they have been filled with CRF fill.

West Lower and Middle Zone

The western lower and middle zones will be mined out with the same method currently being used – post-pillar cut-and-fill. The existing pillar layout has been extended upwards and laterally according to the variation in ore on each lift. These pillars measure 5m x 5m, on approximately a square pattern aligned along-strike, with up to 10m spaces in-between.

As with the current mining, the stope design has been laid on 5m lifts.

Central Zone

Below the 300m level (305m in the Western half), mining of the Central zone uses 10m wide transverse primary and secondary panels, as currently laid out.

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Primary stopes will be mined out by cut-and-fill, on 5m lifts.

Secondary stopes will be mined out by initial development of lower and upper drifts, followed by rilling of the ore in between these drifts

Some small patches of ore on or above the 300m level can be mined out by using uppers from the last available lift in the panels below.

Upper Central Zone

The Upper Central ore will be mined out by longitudinal drift-and-fill. Above the 305m level, access to this area will be from the Western Upper – West stope excavations. This requires careful scheduling of mining and filling operations in the Western Upper and Upper Central zones.

The small amount of ore in the eastern half of the Upper Central can be accessed from the ramp going up to the top of the east zone.

East Zone

This will be mined out using a combined rill/cut-and-fill stoping method, along with a minimum 4.5m mining width, for material below the 295m level.

Above the 295m level, cut-and-fill stoping will be used, along with 18m uppers for the upper most parts.

16.10 STOPE DESIGN AND EVALUATION

The geological resource model was used as the basis for stope design and development of the life-of-mine plan. The design procedure may be summarised by the steps shown below.

1.    Review of block model plans and sections. Hard copies were produced for all zones, with reference sections and gridlines superimposed. These sections also showed the intersection with the current excavation limits. The block model was colour-coded to show variations in contained NSR values.

2.    Initial Stope Design. Initial stope limits and development plans were laid out, primarily focussed on a cut-off of 400 SEK/t. Access drives between isolated ore pockets were put in +150SEK/t material where possible. This marginal SEK/t level was subsequently applied for ore/waste allocation in all mined evaluation.

3.    3D Design. The designs were then refined by definition of limit strings interactively, with reference to the geological block model and excavation envelopes. These strings were laid out in plan or section, according to the best way of modelling the required stopes. Grid reference surfaces were also used to ensure accurate definition

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of stope outlines against the existing mine layout.

4.    Design Evaluation. The designs were then evaluated. During this design process, various stope attributes were assigned to allow correct coding of the evaluation data, as well as to provide important information for subsequent scheduling work.

5.    Planned Dilution. The evaluation was done using the realistic mining dimensions included in the actual designs, and therefore introduced planned dilution at the edges of the orebody. For most of the designs the minimum mining width and height applied was 5m, the only exception being 4m for the northern extension of the Western Upper zone. This planned dilution was applied with the following grades: Zn 0.58%, Cu 0.70%, Au 0.16g/t and Ag 14.9g/t. These values were determined from a statistical analysis of grades within a 1.5m thick envelope external to the defined resource envelopes.

6.    Review of Stope Designs. The evaluation results were analysed, and some parts of the designs were modified or removed, repeating steps 3-5.

In addition to the planned dilution incorporated into the physical stope designs, additional mining factors were applied for unplanned dilution and mining recovery. The factors applied are shown in Table 16-11.

Adam Wheeler

Table 16-11 Mining Factors

		Level/	Mining	Unplanned
Zone	Area	Drift	Recovery	Dilution
	Lower West - Left		97%	6%
	Lower West - Right		97%	6%
	Lower West - Middle		50%	6%
	Western Upper - East	295	98%	2%
		300	98%	2%
WEST		302	98%	4%
		305	98%	2%
		307	98%	4%
		315	98%	4%
		320	98%	4%
	Western Upper	302	97%	5%
	West	305	98%	7%
		307	98%	2%
		315	98%	2%
	Upper Central - West		98%	5%
	P1		99%	3%
	P2		99%	3%
	P3		99%	3%
	P4		99%	3%
CENTRAL	P5		99%	3%
	S1		98%	8%
	S2		98%	8%
	S3		98%	8%
	S4		98%	8%
	S5		98%	8%
	CAF		98%	7%
	Rill		98%	5%
EAST	CAF		98%	7%
	CAF & Uppers		95%	5%
	Upper Central East		98%	5%

The same mining factors applied in scheduling were also used for reserve evaluation. Consistent with the CIM standards, originally measured resources inside the design envelopes were used for the calculation of proved reserves, and originally indicated resources were used for the calculation of probable reserves. The overall summary of estimated reserves is shown in Table 16-12.

Adam Wheeler

Table 16-12 Storliden 2005 Mineral Reserves, at December 31, 2004

	West
Class	Tonnes	Zn	Cu	Au	Ag	NSR
	t x 1000%		%	g/t	g/t	SEK/t
Proven	149	8.3	2.9	0.3	24.6	739
Probable	23	7.0	2.5	0.3	24.9	638
Total	172	8.1	2.8	0.3	24.7	726

	Central
Class	Tonnes	Zn	Cu	Au	Ag	NSR
	t x 1000%		%	g/t	g/t	SEK/t
Proven	349	12.0	4.5	0.3	24.8	1,115
Probable	61	9.2	4.2	0.3	24.7	962
Total	410	11.6	4.5	0.3	24.7	1,092

	East
Class	Tonnes	Zn	Cu	Au	Ag	NSR
	t x 1000%		%	g/t	g/t	SEK/t
Proven	227	9.1	2.8	0.3	25.6	767
Probable	35	6.7	2.0	0.2	23.3	559
Total	262	8.8	2.7	0.2	25.3	740

	Overall
	Tonnes	Zn	Cu	Au	Ag	NSR
	t x 1000%		%	g/t	g/t	SEK/t
Proven	726	10.3	3.6	0.3	25.0	929
Probable	119	8.0	3.2	0.3	24.3	781
Total	844	10.0	3.6	0.3	24.9	908

N.B. In converting Mineral Resource to Mineral Reserves, an effective 400 SEK/t cut-off was applied.

A summary of these reserves by stoping area is shown in Table 16-13.

Adam Wheeler

Table 16-13 Stope Evaluation Summary

Zone	Part	Tonnes	Zn	Cu	Au	Ag	NSR
		t x 1000%		%	g/t	g/t	SEK/t

	Lower West - Left	19.0	3.8	1.7	0.3	30.8	413
West	Lower West - Right	8.6	2.2	2.3	0.4	33.4	422
	Lower West - Middle	1.2	3.3	2.4	0.5	34.6	485
	Upper West - East	55.8	11.0	3.7	0.3	25.0	963
	Upper West - West	30.3	11.9	2.4	0.3	23.1	823
	Upper Central - West	56.9	5.6	2.6	0.2	21.6	596
	Total	171.9	8.1	2.8	0.3	24.7	726
	P1	12.3	5.0	2.4	0.2	23.3	540
	P2	23.6	12.2	3.9	0.2	23.2	1,033
Central	P3	3.6	8.7	4.5	0.2	22.1	974
	P4	10.6	6.3	3.9	0.2	19.8	790
	P5	8.3	7.9	5.9	0.3	26.5	1,130
	S1	97.0	8.3	3.6	0.2	24.6	836
	S2	84.4	14.3	4.5	0.3	24.9	1,208
	S3	82.1	13.6	5.2	0.3	26.4	1,274
	S4	60.3	13.0	5.1	0.2	24.1	1,233
	S5	27.9	11.7	5.3	0.2	25.2	1,207
	Total	410.2	11.6	4.5	0.3	24.7	1,092
East	Initial CAF	94.0	8.8	3.3	0.3	29.5	826
	Rill	53.3	14.0	3.5	0.3	26.0	1,064
	CAF	29.7	7.1	1.5	0.3	26.8	518
	Uppers	54.1	7.6	1.5	0.2	19.6	519
	UC East	31.2	3.6	2.6	0.2	20.1	518
	Total	262.2	8.8	2.7	0.2	25.3	740

All	Total	844	10.0	3.6	0.3	24.9	908

A summary of additional resources, external to the Mineral Reserves, is shown in Table 16-14. No mining factors, such as dilution or mining recovery, have been applied to these resource figures. Only those resources above a block cut-of of SEK150/t have been evaluated.

These mineral resources have been split into two principal types. The first are those which are considered to be readily accessible according to the current mining methods. The second are those resources which are considered inaccessible according to the current mining methods. The majority of these inaccessible resources are below the bottom-most cut-and-fill lifts, which have already been mined out.

Over 50% of these accessible additional resources are in the hanging wall amphibolite material, which is sitting above the current planned regions of the Western Upper and Western Lower.

Adam Wheeler

Table 16-14 Storliden 2005 Mineral Resources, at December 31, 2004

	Accessible					Inaccessible					Total
	Tonnes	Zn	Cu	Au	Ag	Tonnes	Zn	Cu	Au	Ag	Tonnes	Zn	Cu	Au	Ag
	t x 1000%		%	g/t	g/t	t x 1000%		%	g/t	g/t	t x 1000%		%	g/t	g/t
Measured	141	3.7	2.1	0.3	28.1	108	2.0	2.5	0.5	34.5	250	3.0	2.3	0.4	30.9
Indicated	69	3.6	2.1	0.4	29.3	42	1.9	2.3	0.6	38.1	110	3.0	2.2	0.5	32.6
Total	210	3.7	2.1	0.3	28.5	150	2.0	2.4	0.5	35.5	360	3.0	2.2	0.4	31.4

Inferred	15	2.7	2.4	0.6	48.1	11	1.0	2.3	0.5	38.9	25	2.0	2.3	0.6	44.2

N.B. Mineral Resources evaluated using a block cut-off of 150SEK/t. These resources are additional and external to the Mineral Reserves.

17. OTHER RELEVANT DATA AND INFORMATION

17.1 BACKGROUND

The Storliden orebody is approximately 100 metres deep and 400 metres long and has a maximum thickness of 40 metres. Access is via an inclined ramp 900 metres long. The mine has been divided into the West, Central and East Zones.

Given the modest depth below the surface, Storliden is a trackless ramp mining operation, with the ventilation shaft providing a secondary means of egress. The ramp is collared at an elevation of 370 metres and reaches the 290-metre level around section 20000 E (Figure 17-1), a distance of over 900 metres at an average inclination of 9%.

As Figure 17-1 shows, the upper and lower West Zones are accessed from the 290-metre level, while mining of the Central Zone takes place from both the 290-metre and the 275-metre levels. The extension of the 290-metre level to the southeast accesses the East Zone.

Figure 17-2 shows a 3D view of the existing mine, depicting what has been stoped out previous to the end of 2003, and what was stoped out during 2004. Figure 17-3 shows the remaining ore in the current mine plan.

Adam Wheeler

Figure 17-1 Storliden Orebody Mine Development Plan
(after Strathcona)

SOUTH ATLANTIC VENTURES LTD.
NORTH ATLANTIC NATURAL RESOURCES AB
STORLIDEN ORE BODY
MINE DEVELOPMENT PLAN
H.T.
A.R.G.
October 2002
STRATHCONA MINERAL SERVICES LIMITED
TORONTO - CANADA
1916-2
02-sto_fig8
N
20000E
20200N
20100N
20100E
20200E
20300E
20000N
UPPER WEST ZONE
LOWER WEST ZONE
CENTRAL ZONE
EAST ZONE
Planned Development
VENTILATION SHAFT
RAMP UP TO SURFACE
Vent Raise
RAMP DOWN TO 275 m
290 Level
275 Level
PUMP STATION
P-3 Stope 3, primary
S-3 Stope 3, secondary
P-6
S-5
P-5
S-4
P-4
S-3
P-3
S-2
P-2
S-1
P-1
0 1:1500 50
(metres)
Planned Development

Figure 18.1

SOURCE: North Atlantic Natural Resources AB, Oct. 2002

Storliden Orebody Mine Development Plan

Adam Wheeler

Figure 17-2 Stoped Material – 2004 and Previously

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Figure 17-3 Remaining Ore

Adam Wheeler

17.2 ENVIRONMENTAL STUDIES

An Environmental Impact Assessment (EIA) which incorporated environmental baseline studies was initiated in 1998 and was prepared by MFG in Sweden. NAN notes that the preparation of the EIA was based on extensive consultation with regulatory and planning authorities, and local residents and authorities.

NAN applied for a mining permit in December, 1998. A permanent program of environmental monitoring, including surface water sampling, was put in place prior to initial production.

NAN is responsible for the external environment for the Storliden operation. As contractor, responsibility for the working environment and day-to-day environmental management has been delegated to Boliden.

Adam Wheeler

18. INTERPRETATION AND CONCLUSIONS

A reconciliation exercise was completed for the material mined during 2004. This gave the results summarised in Table 18-1.

Table 18-1 2004 Reconciliation Results

	tonnes	%Zn	%Cu
Reserves 31 Dec 2003	1,023,000	10.4	3.7
Reserves 31 Dec 2004	844,286	10.0	3.6

Mined from reserves	179,802	11.6	3.8
Mined from resources	58,779	3.4	2.7
Total Mined from Model	238,581	9.5	3.5
Mined outside model	28,825	2.8	1.4
Additional dilution	15,000	0.0	0.0
Stockpile adjustment	4,841	8.3	3.1
Total Milled	287,247	8.3	3.1

These results supported both the tonnage and grade estimates available from the geological block model, created at the beginning of 2004. Overall production from the mine, summarised to date, is shown in Table 18-2

Table 18-2 Production Summary

	tonnes	%Zn	%Cu
milled in 2002	131,536	11.8	3.5
milled in 2003	333,363	11.0	4.1
milled in 2004	287,247	8.3	3.1
total to 31 Dec 2004	752,146	10.1	3.6

Comparisons were also favourable with other earlier models, such as the one created by Micon in 2003. Therefore, the conclusion is that this geological block model, and current mine planning methodology, provides a sound basis for the purposes of the resource and reserve estimations described in this report.

Adam Wheeler

19. REFERENCES

Wheeler, A., 2004; Storliden Life-Of-Mine Plan Revision. May 2004. 8p.

Wheeler, A., 2004; Storliden Resource and Reserve Estimate to 31st December 2003. February 27, 2004, 23p.

Wheeler, A. and Dowdell, R. 2004; Storliden Life-Of-Mine Planning Study. February 29, 2004, 27p.

Bartlett, S. C., 2003; Storliden Mineral Resources to 31st December 2002. Memo from Micon International to E. F. Posey, President of South Atlantic Ventures, February 5, 2003, 10p.

Hooley, D. W., 2003; Storliden Mineable Ore Reserves to 31st December 2002. Memo from Micon International to E. F. Posey, President of South Atlantic Ventures, March 14, 2003, 5p.

North Atlantic Natural Resources, 2002; North Atlantic Natural Resources AB, 2002 Annual Report, 33p.

Sallert, M. et al, 2003; Resource and Reserve Estimation of the Storliden Deposit, Boliden AB report to the North Atlantic Natural Resources AB Joint Venture, March 17, 2003, 16p.

Thalenhorst, H. 2002; Technical Report on Storliden Copper-Zinc Mine, Skellefte District, Northern Sweden, November, 2002. South Atlantic Ventures Ltd. Technical Report filed on SEDAR (www.sedar.com) on December 17, 2002, 45p.

Adam Wheeler

20. DATE AND SIGNATURE PAGE

Adam Wheeler

Date               4th March, 2004

Adam Wheeler

CERTIFICATES

Adam Wheeler

CERTIFICATE OF AUTHOR

As the author of a portion of this report on the Storliden mine, in which South Atlantic Ventures Ltd. has an interest, I, A. Wheeler do hereby certify that:

1.    I am an independent mining consultant, based at:

Cambrose Farm,
Redruth,
Cornwall, TR16 4HT,
England.
Tel/Fax: (44) 1209-890733

2.    I hold the following academic qualification:

B.Sc. (Mining)                                 Camborne School of Mines 1981
M.Sc. (Mining Engineering)          Queens's University (Canada) 1982

3.    I am a registered Chartered Engineer (C. Eng and Eur. Ing) with the Engineering Council (UK). Reg. no. 371572.

4.    I am a member in good standing of:

The Institute of Mining, Metallurgy and Materials (Member)

5.    I have worked as a mining engineer in the minerals industry for over 22 years. I have experience with a wide variety of mineral deposits and resource estimation techniques.

6.    I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 5 years as a mining engineer in an underground gold mine, 7 years as a mining engineer in the development, implementation and application of mining and geological software, and 10 years as an independent mining consultant, involved with evaluation and planning projects with both open pit and underground mines.

7.    I am responsible for the preparation of Sections 1, 2, 16 and 18 (portions) of the technical report titled "Technical Report on the Storliden Mine, Sweden" and dated February, 2004, relating to the Storliden mine. I visited the Storliden mine site several times during 2004.

Adam Wheeler

8.    I am not aware of any material fact, or change in reported information, in connection with the subject property, not reported or considered by me, the omission of which makes this report misleading.

9.    I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

10.   I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 4th of March, 2005

A. Wheeler, C.Eng.